Exhibit 12-2

ENERGY EAST CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
	Calendar Year

(Thousands)	2005	2004	2003	2002	2001

Income From Continuing Operations	$256,833	$237,621	$208,490	$189,929	$188,739
Add:
Income tax	169,997	251,445	128,663	100,277	154,865

Pretax Income from Continuing Operations	426,830	489,066	337,153	290,206	343,604
Fixed Charges	297,734	289,846	312,473	297,284	238,103

Earnings, as defined	$724,564	$778,912	$649,626	$587,490	$581,707

Fixed Charges:
Interest charges, net(1)	$288,897	$276,890	$284,482	$256,161	$216,387
Interest portion of rental charges	6,607	5,880	6,409	7,334	6,031
Earnings required to cover preferred stock dividends of subsidiaries(2)	2,230	7,076	21,582	33,789	15,685

Fixed Charges, as defined	$297,734	$289,846	$312,473	$297,284	$238,103
Preferred Stock Dividends(3)	-	-	-	-	-

Fixed Charges and Preferred Stock Dividends	$297,734	$289,846	$312,473	$297,284	$238,103

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(4)(5)(6)	2.43	2.69	2.08	1.98	2.44

(1)  Includes interest on long-term debt, other interest, and amortization of premium and discount on debt.
(2)  Preferred stock dividends of subsidiaries have been adjusted to a pretax basis.
(3)  We have not previously issued preferred stock and we therefore have never declared any preferred dividends.
(4)  The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals, and preferred stock dividends of subsidiaries.
(5)  Earnings for 2002 includes a $12 million writedown of an investment on NEON Communications, Inc. and a $41 million effect from restructuring expenses. Excluding those two amounts, the earnings ratio for 2002 would have been 2.13.
(6)  Earnings for 2001 includes a $78 million writedown of an investment in NEON Communications, Inc. Excluding the $78 million, the earnings ratio for 2001 would have been 2.76.